Exhibit 99.1

Aurinia Reports Third Quarter 2015 Financial Results

VICTORIA, British Columbia--(BUSINESS WIRE)--November 13, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) has released its financial results for the third quarter ended September 30, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars.

Financial results for third quarter ended September 30, 2015

The Company’s Phase 2b AURA-LV study continued to progress in the third quarter of 2015 with activities focused on the recruitment, enrollment and treatment of patients with lupus nephritis (LN). Over 90 sites are set up in 20 countries worldwide. The Company anticipates completion of patient enrollment around the end of 2015. Un-blinding and disclosure of the primary trial data is scheduled within one month of the last enrolled patient completing 24 weeks of active treatment.

The Company also continues to recruit patients into its AURION study which is currently enrolling patients in sites in Malaysia. AURION is an open label clinical study which will investigate the impact of voclosporin on LN biomarkers with enrollment projected to be completed by the end of 2015.

The Company had cash, cash equivalents and short term investments of $20.6 million at September 30, 2015 compared to $25.7 million at June 30, 2015 and $32.7 million at December 31, 2014. The Company believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimates due to a number of factors including the timing and costs associated with its clinical trial and potential strategic opportunities.

For the third quarter ended September 30, 2015, the Company reported a consolidated net loss of $5.2 million or $0.16 per common share, as compared to a restated consolidated net income of $2.8 million or $0.08 per fully diluted common share for the same period in 2014.

The change was primarily attributable to an increase of $2.2 million in Phase 2b LN clinical trial costs and a decrease of $4.1 million in the non-cash gain on the quarterly fair value revaluation of the derivative warrant liability for the three months ended September 30, 2015 compared to the same period in 2014. In addition the 2014 comparative figure reflected a gain on extinguishment of warrant liability of $1.75 million. There was no similar item in 2015.

For the nine months ended September 30, 2015, the consolidated net loss was $14.5 million or $0.45 per common share compared to a restated consolidated net loss of $13.1 million or $0.46 per common share for the comparable period in 2014.

After adjusting for the non-cash impact of the revaluation of the warrant liability, the net losses from operations for the three and nine month periods ended September 30, 2015 were $6.4 million and $18.2 million respectively compared to $2.5 million and $11.7 million for the same periods in 2014.

Research and development expenses increased to $4.7 million for the three months ended September 30, 2015, compared to $2.4 million for the three months ended September 30, 2014. Research and development expenditures in the third quarter of 2015 reflected higher costs related to drug distribution, patient recruitment, enrollment and treatment activities associated with the Company’s Phase 2b LN clinical trial compared to the same period in 2014. The Company incurred net research and development expenditures of $12.3 million for the nine months ended September 30, 2015, as compared to $6.0 million for the same period in 2014.

Corporate, administration and business development expenses were consistent at $1.4 million for the three months ended September 30, 2015 and September 30, 2014. These expenses included a non-cash stock compensation expense of $539,000 for the three months ended September 30, 2015 compared to $286,000 for the same period in 2014. The Company incurred corporate, administration and business development expenses of $4.7 million for the nine months ended September 30, 2015 compared to $5.5 million for the same period in 2014 and included non-cash stock compensation expense of $2.0 million for the nine months ended September 30, 2015 compared to $1.8 million for the comparable period in 2014.

The unaudited interim condensed consolidated financial statements and the MD&A for the third quarter ended September 30, 2015 are accessible on Aurinia's website at www.auriniapharma.com or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA-LV:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well controlled clinical trial that is being conducted in 20 countries worldwide and is expected to enrol approximately 258 patients which will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and to fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin in combination with mycophenolate mofetil in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin
Chief Operating Officer
(250) 708-4272
(250) 744-2498 (fax)
mmartin@auriniapharma.com
or
Mr. Dennis Bourgeault
Chief Financial Officer
780-643-2260
780-484-4105 (fax)
dbourgeault@auriniapharma.com